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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Immunicon Corporation
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
54260A107
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)
     ☑ Rule 13d-1(c)
     ☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	54260A107	13G	Page	2	of	6

1	NAMES OF REPORTING PERSONS Alfa-Tech, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,951,200

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,951,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,951,200

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.03%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No. 54260A107	13G	Page 3 of 6
Item 1(a) Name of Issuer:
     Immunicon Corporation (the “Issuer”)
Item 1(b) Address of Issuer’s Principal Executive Offices:
3401 Masons Mill Road, Suite 100
Huntingdon Valley, Pennsylvania 19006
Item 2(a) Name of Person Filing:
     Alfa-Tech, LLC (“Alfa”)
Item 2(b) Address of Principal Business Office or, if none, Residence:
440 West Ontario Street
Chicago, Illinois 60610
Item 2(c) Citizenship:
     Delaware
Item 2(d) Title of Class of Securities:
     Common Stock, $0. 001 par value (“Common Stock”)
Item 2(e) CUSIP Number:
     54260A107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 54260A107	13G	Page 4 of 6

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership
(a)	Amount beneficially owned:
     1,951,200 shares of Common Stock.
(b)	Percent of class:
7.03%, based on 27,774,961 shares of Common Stock outstanding on November 2, 2007 as reported by the Issuer on its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 8, 2007.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote
     None
(ii)	Shared power to vote or to direct the vote
     1,951,200
(iii)	Sole power to dispose or direct the disposition of
     None
(iv)	Shared power to dispose or to direct the disposition of
     1,951,200
Alfa as a Delaware limited liability company shares voting and dispositive power with its managing member, Eagle Capital Management, LLC (“ECM”), a Delaware limited liability company and Mark Slezak, the sole member of ECM. Mr. Slezak disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.
Item 5. Ownership of Five Percent or Less of a Class
     Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
     Not Applicable.

CUSIP No. 54260A107	13G	Page 5 of 6
Item 8. Identification and Classification of Members of the Group
     Not Applicable.
Item 9. Notice of Dissolution of Group
     Not Applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 54260A107	13G	Page 6 of 6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2008

Alfa-Tech, LLC

By:	Eagle Capital Management, LLC
Managing Member

/s/ Mark Slezak

	By:	Mark Slezak
Sole Member